SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
 (Amendment No. _________)*

MercadoLibre, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58733R102

(CUSIP Number)

August 9, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global Management, L.L.C. (“Tiger Management”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
4,333,097 shares, of which 56,710 are directly owned by Tiger Global II, L.P. (“Tiger Global II”), 1,648,565 are directly owned by Tiger Global, L.P. (“Tiger Global”), 944,725 are directly owned by Tiger Global, Ltd. (“Tiger Ltd.”) and 1,683,097 are directly owned by Tiger Global Private Investment Partners IV, L.P. (“Tiger PIP IV”). Tiger Management is the investment manager of each of Tiger Global II, Tiger Global, Tiger Ltd. and Tiger PIP IV and may be deemed to have sole voting power with respect to such shares, and Charles P. Coleman III (“Coleman”), the managing member of Tiger Management and director of Tiger Ltd., may be deemed to have sole voting power with respect to such shares; Tiger Global Performance, L.L.C. (“Tiger Global Performance”), the general partner of each of Tiger Global II and Tiger Global, may be deemed to have sole voting power with respect to such shares directly owned by such entities; Tiger Global Performance IV, L.P. (“Tiger Global Performance IV”), the general partner of Tiger PIP IV, may be deemed to have sole voting power with respect to such shares directly owned by such entity; Tiger Global PIP Management IV, Ltd. (“Tiger Global PIP IV Management”), the general partner of Tiger Global Performance IV, may be deemed to have sole voting power with respect to such shares directly owned by Tiger PIP IV.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
4,333,097 shares, of which 56,710 are directly owned by Tiger Global II, 1,648,565 are directly owned by Tiger Global, 944,725 are directly owned by Tiger Ltd. and 1,683,097 are directly owned by Tiger PIP IV. Tiger Management is the investment manager of each of Tiger Global II, Tiger Global, Tiger Ltd. and Tiger PIP IV and may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of Tiger Management and director of Tiger Ltd., may be deemed to have sole dispositive power with respect to such shares; Tiger Global Performance, the general partner of each of Tiger Global II and Tiger Global, may be deemed to have sole dispositive power with respect to such shares directly owned by such entities; Tiger Global Performance IV, the general partner of Tiger PIP IV, may be deemed to have sole dispositive power with respect to such shares directly owned by such entity; Tiger Global PIP IV Management, the general partner of Tiger Global Performance IV, may be deemed to have sole dispositive power with respect to such shares directly owned by Tiger PIP IV.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,333,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.9%
12	TYPE OF REPORTING PERSON*	OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global II, L.P. (“Tiger Global II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
56,710, except that each of Tiger Global Performance, L.L.C., the general partner of Tiger Global II, and Tiger Global Management, the investment manager of Tiger Global II, may be deemed to have sole voting power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
56,710 shares, except that each of Tiger Global Performance, the general partner of Tiger Global II, and Tiger Management, the investment manager of Tiger Global II, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	56,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global, L.P. (“Tiger Global”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,648,565 shares, except that each of Tiger Global Performance, the general partner of Tiger Global, and Tiger Management, the investment manager of Tiger Global, may be deemed to have sole voting power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,648,565 shares, except that each of Tiger Global Performance, the general partner of Tiger Global, and Tiger Management, the investment manager of Tiger Global, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,648,565
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.8%
12	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global Performance, L.L.C. (“Tiger Global Performance”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,705,275 shares, of which 56,710 are directly owned by Tiger Global II and 1,648,565 are directly owned by Tiger Global. Tiger Global Performance is the general partner of each of Tiger Global II and Tiger Global and may be deemed to have sole voting power with respect to such shares, Tiger Management is the investment manager of each of Tiger Global II and Tiger Global and may be deemed to have sole voting power with respect to such shares and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,705,275 shares, of which 56,710 are directly owned by Tiger Global II and 1,648,565 are directly owned by Tiger Global. Tiger Global Performance is the general partner of each of Tiger Global II and Tiger Global and may be deemed to have sole dispositive power with respect to such shares, Tiger Management is the investment manager of each of Tiger Global II and Tiger Global and may be deemed to have sole dispositive power with respect to such shares and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,705,275
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.9%
12	TYPE OF REPORTING PERSON*	OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global, Ltd. (“Tiger Ltd.”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
944,725 shares, except that Tiger Management, the investment manager of Tiger Ltd., may be deemed to have sole voting power with respect to such shares, and Coleman, director of Tiger Ltd. and the managing member of Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
944,725, except that Tiger Management, the investment manager of Tiger Ltd., may be deemed to have sole dispositive power with respect to such shares, and Coleman, director of Tiger Ltd. and the managing member of Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	944,725
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.2%
12	TYPE OF REPORTING PERSON*	CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global Private Investment Partners IV, L.P. (“Tiger PIP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,683,097 shares, except that each of Tiger Global Performance IV, the general partner of Tiger PIP IV, Tiger Global PIP IV Management, the general partner of Tiger Global Performance IV, and Tiger Management, the investment manager of Tiger PIP IV, may be deemed to have sole voting power with respect to such shares, and Coleman, the managing member of Tiger Management and director of Tiger Global PIP IV Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,683,097 shares, except that each of Tiger Global Performance IV, the general partner of Tiger PIP IV, Tiger Global PIP IV Management, the general partner of Tiger Global Performance IV, and Tiger Management, the investment manager of Tiger PIP IV, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of Tiger Management and director of Tiger Global PIP IV Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,683,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.8%
12	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global Performance IV, L.P. (“Tiger Global Performance IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,683,097 shares, except that Tiger Global PIP IV Management, the general partner of Tiger Global Performance IV, may be deemed to have sole voting power with respect to such shares, and Coleman, the director of Tiger Global PIP IV Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,683,097 shares, except that Tiger Global PIP IV Management, the general partner of Tiger Global Performance IV, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the director of Tiger Global PIP IV Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,683,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.8%
12	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Global Management IV, Ltd. (“Tiger Global PIP IV Management”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,683,097 shares, except that Coleman, the director of Tiger Global PIP IV Management, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 1,683,097 shares, except that Coleman, the director of Tiger Global PIP IV Management, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,683,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.8%
12	TYPE OF REPORTING PERSON*	CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles P. Coleman III (“Coleman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
4,333,097 shares, of which 56,710 are directly owned by Tiger Global II, 1,648,565 are directly owned by Tiger Global, 944,725 are directly owned by Tiger Ltd. and 1,683,097 are directly owned by Tiger PIP IV. Coleman is the managing member of each of Tiger Global Performance (the general partner of each of Tiger Global II and Tiger Global), Tiger Management (the investment manager of each of Tiger Global II, Tiger Global, Tiger Ltd. and Tiger PIP IV) and director of each of Tiger Ltd. and Tiger Global PIP IV Management (the general partner of Tiger Global Performance IV, the general partner of Tiger PIP IV) and may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
4,333,097 shares, of which 56,710 are directly owned by Tiger Global II, 1,648,565 are directly owned by Tiger Global, 944,725 are directly owned by Tiger Ltd. and 1,683,097 are directly owned by Tiger PIP IV. Coleman is the managing member of each of Tiger Global Performance (the general partner of each of Tiger Global II and Tiger Global) and Tiger Management (the investment manager of each of Tiger Global II, Tiger Global, Tiger Ltd. and Tiger PIP IV) and director of each of Tiger Ltd. and Tiger Global PIP IV Management (the general partner of Tiger Global Performance IV, the general partner of Tiger PIP IV) and may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,333,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.9%
12	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).	NAME OF ISSUER

MercadoLibre, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Tronador 4890, 8th Floor
Buenos Aires, C1430DNN, Argentina

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Tiger Global Management, L.L.C., a Delaware limited liability company (“Tiger Management”), Tiger Global II, L.P., a Delaware limited partnership (“Tiger Global II”), Tiger Global, L.P., a Delaware limited partnership (“Tiger Global”), Tiger Global Performance, L.L.C., a Delaware limited liability company (“Tiger Global Performance”), Tiger Global, Ltd., a Cayman Islands exempted company (“Tiger Ltd.”), Tiger Global Private Investment Partners IV, L.P., a Cayman Islands limited partnership, Tiger Global Performance IV, L.P., a Cayman Islands exempted company (“Tiger Global Performance IV”), Tiger Global Management IV, Ltd., a Cayman Islands exempted company (“Tiger Global PIP IV Management”) and Charles P. Coleman III (“Coleman”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

Tiger Management, the investment manager of Tiger Global II, Tiger Global, Tiger Ltd. and Tiger PIP IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Tiger Global II, Tiger Global, Tiger Ltd. and Tiger PIP IV. Tiger Global Performance, the general partner of Tiger Global II and Tiger Global, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Tiger Global II and Tiger Global. Tiger Global Performance IV, the general partner of Tiger PIP IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Tiger PIP IV. Tiger Global PIP IV Management, the general partner of Tiger Global Performance IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Tiger PIP IV. Coleman is the managing member of each of Tiger Global Performance and Tiger Management and director of each of Tiger Ltd. and Tiger PIP IV Management and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Tiger Global II, Tiger Global, Tiger Ltd. and Tiger PIP IV.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Tiger Global Management, L.L.C.
101 Park Avenue, 48th Floor
New York, NY 10178 USA

ITEM 2(C)	CITIZENSHIP

Tiger Management and Tiger Global Performance are Delaware limited liability companies. Tiger Global II and Tiger Global are Delaware limited partnerships. Tiger Ltd. and Tiger Global PIP IV Management are Cayman Islands exempted companies. Tiger Global Performance IV and Tiger PIP IV are Cayman Islands limited partnerships. Coleman is a United States citizen.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 58733R102

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Tiger Global II, Tiger Global and Tiger PIP IV, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2007

Tiger Global Management, L.L.C.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global II, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, L.L.C.
Its General Partner	Signature

Charles P. Coleman III
Managing Member

Tiger Global, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, L.L.C.
Its General Partner	Signature

Charles P. Coleman III
Managing Member

Tiger Global Performance, L.L.C.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global, Ltd.	/s/ Charles P. Coleman III

Signature

Charles P Coleman III
Director

Tiger Global Private Investment Partners IV, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance Partners IV, L.P.
Its General Partner	Signature
By Tiger Global PIP Management IV, Ltd.
Its General Partner	Charles P. Coleman III
Director

Tiger Global Performance Partners IV, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Management IV, Ltd.
Its General Partner	Signature

Charles P. Coleman III
Director

Tiger Global PIP Management IV, Ltd.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Director

Charles P. Coleman III	/s/ Charles P. Coleman III

Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Found on
Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	18

EXHIBIT A

Agreement of Joint Filing

          The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of MercadoLibre, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: August 17, 2007

Tiger Global Management, L.L.C.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global II, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, L.L.C.
Its General Partner	Signature

Charles P. Coleman III
Managing Member

Tiger Global, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, L.L.C.
Its General Partner	Signature

Charles P. Coleman III
Managing Member

Tiger Global Performance, L.L.C.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global, Ltd.	/s/ Charles P. Coleman III

Signature

Charles P Coleman III
Director

Tiger Global Private Investment Partners IV, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance Partners IV, L.P.
Its General Partner	Signature
By Tiger Global PIP Management IV, Ltd.
Its General Partner	Charles P. Coleman III
Director

Tiger Global Performance Partners IV, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Management IV, Ltd.
Its General Partner	Signature

Charles P. Coleman III
Director

Tiger Global PIP Management IV, Ltd.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Director

Charles P. Coleman III	/s/ Charles P. Coleman III

Signature